FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of 06/08/2006



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                                (352) 26 68 31 52
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                          Form 20-F _X_  Form 40-F ___

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                Yes ___  No _X_


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium's press release announcing results from annual general shareholders meeting.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Raul H. Darderes
    --------------------
Name: Raul H. Darderes
Title: Corporate Secretary


Dated: June 8, 2006

       Ternium Announces Results from Annual General Shareholders Meeting

LUXEMBOURG--(BUSINESS WIRE)--June 8, 2006--Ternium S.A. (NYSE:TX) announced today that at its annual general shareholders meeting held yesterday, June 7, 2006, the Company's shareholders re-elected the 11 current members of Ternium's board of directors to each serve one-year terms ending at the Company's next annual general shareholders meeting in June 2007.

The board of directors subsequently re-appointed Paolo Rocca and Rinaldo Campos Soares as chairman and vice chairman, respectively, of Ternium's board of directors; Daniel Novegil as chief executive officer of Ternium; and Ubaldo Aguirre as chairman of and Adrian Lajous Vargas and Gerardo Sepulveda as members of the Company's audit committee. All three members of the audit committee are independent directors.

Ternium's shareholders also approved the Company's consolidated financial statements for the fiscal year ended December 31, 2005, and ratified the re-appointment of PricewaterhouseCoopers as the Company's independent auditor for the fiscal year 2006.

Additional information about these proposals can be found in Ternium's proxy statement for the annual meeting that was mailed to shareholders and filed with the U.S. Securities and Exchange Commission.


Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products. Ternium has operating locations in Mexico, Argentina and Venezuela that provide it with a strong position from which to serve its core markets. In addition, Ternium reaches the global markets through its own distribution network. More information about Ternium is available on the Company's Web site at www.ternium.com.

Ternium S.A.
Investor Relations:
Sebastian Marti, 866-890-0443 (USA)
Mexico: 52-81-8865-1240
Argentina: 54-11-4018-2389
www.ternium.com